UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                      Investments in the Custody of
                     Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1. Investment Company Act Rule Number:

   811-2631

2. State identification Number:

3. Exact name of investment company as specified in registration statement:

   THE CHESTNUT STREET EXCHANGE FUND

4. Address of principal executive office (number, street, city, state, Zip code):

   400 BELLEVUE PARKWAY
   WILMINGTON, DE  19809




           Management Statement Regarding Compliance with
      Certain Provisions of the Investment Company Act of 1940

August 27, 2002

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103

We, as members of management of The Chestnut Street Exchange Fund (hereafter referred to as the "Fund") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of July 1, 2002, and from April 9, 2002 through July 1, 2002.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of
July 1, 2002, and from April 9, 2002 through July 1, 2002, with respect to securities reflected in the investment account of the Fund.

The Chestnut Street Exchange Fund

By: /s/Edward J. Roach
Edward J. Roach
Treasurer of The Chestnut
Street Exchange Fund





                Report of Independent Accountants

To the Managing General Partners of
The Chestnut Street Exchange Fund:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about The Chestnut Street Exchange Fund's (the "Fund's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of July 1, 2002. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 1, 2002, and with respect to agreement of security purchases and sales, for the period from April 9, 2002 (the date of our last examination), through July 1, 2002:


- Confirmation of all securities held by institutions in book entry form, at the Federal Reserve Bank of Cleveland, the Depository Trust Company and Bankers Trust. For a sample of securities on the safekeeping reports of PNC Bank, National Association, we noted that the quantities and descriptions of such securities listed on the safekeeping reports agreed with the confirmations or that the discrepancies were resolved;

- Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents, or alternative procedures;

- Reconciliation of all such securities to the books and records of the Fund and the Custodian, PNC Bank, National Association;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the custodian records or alternative procedures; and

- Agreement of one security purchase and one security sale or maturity since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that The Chestnut Street
Exchange Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of July 1, 2002 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
August 27, 2002